UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Leju Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.001 per share

(Title of Class of Securities)

50187J108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS E-House (China) Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 100,798,200 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 100,798,200 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,798,200 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 75.2%
12	TYPE OF REPORTING PERSON CO

Item 1(a).                  Name of Issuer:

Leju Holdings Limited

Item 1(b).                  Address of Issuer’s Principal Executive Offices:

15/F Floor, Shoudong International Plaza

No. 5 Building, Gungqu Home

Dongcheng District, Beijing 100022

People’s Republic of China

Item 2(a).                  Name of Person Filing:

E-House (China) Holdings Limited

Item 2(b).                  Address of Principal Business Office, or, if none, Residence:

11/F, Qiushi Building

No. 383 Guangyan Road

Shanghai 200072

People's Republic of China

Item 2(c).                   Citizenship:

Cayman Islands

Item 2(d).                  Title of Class of Securities:

Ordinary shares of par value of $0.001 per share

Item 2(e).                   CUSIP No.:

50187J108

This CUSIP number applies to the American Depositary Shares of the Issuer, each representing one ordinary share of the Issuer, par value $0.001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.                                 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.                                 Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.001 per share of Leju Holdings Limited (the “Issuer”) by the reporting person is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
E-House (China) Holdings Limited	100,798,200	75.2%	100,798,200	0	100,798,200	0

E-House (China) Holdings Limited (“E-House”) is a reporting company under the Exchange Act and listed on the New York Stock Exchange. E-House is the Issuer's parent company, holding directly 100,798,200 ordinary shares of the Issuer as of December 31, 2014.

On or about January 15, 2015, E-House completed a partial spin-off of the Issuer by distributing in the form of a dividend of 0.05 ordinary shares, par value $0.001, of the Issuer, for each of its ordinary shares outstanding as of December 3, 2014, or 0.05 American depositary shares, or ADSs, of the Issuer, for each of its ADSs outstanding as of December 3, 2014.  E-House distributed a total of 7,103,280 ordinary shares of the Issuer to holders of its ordinary shares in this manner, which include a total of 3,877,658 ordinary shares of the Issuer in the form of 3,877,658 ADSs of the Issuer to its ADS holders through its depositary bank. Following the completion of the partial spin-off, E-House owned 93,694,920 ordinary shares of the Issuer, representing approximately 70% of the Issuer’s total outstanding ordinary shares.

Item 5.                                 Ownership of Five Percent or Less of a Class

Not applicable

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.                                 Identification and Classification of Members of the Group

Not applicable

Item 9.                                 Notice of Dissolution of Group

Not applicable

Item 10.                          Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2015

E-House (China) Holdings Limited	By:	/s/ Bin Laurence
	Name:	Bin Laurence
	Title:	Chief Financial Officer